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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 8 March 2005

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date: 8 March 2005

Notification of Major Interests in Shares

"For the information of the local market, please find following notification of major interests in shares filed by BHP Billiton Plc with the London Stock Exchange"

Ines Watson - Assistant Secretary
Tel + 44 (0)20 7802 4176

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.
1.	Name of company BHP BILLITON PLC			2.	Name of shareholder having a major interest THE CAPITAL GROUP COMPANIES, INC.
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 NOTIFICATION BY THE CAPITAL GROUP COMPANIES, INC. ON BEHALF OF ITS AFFILIATES			4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them SEE SCHEDULE B ANNEXED HERETO
5.	Number of shares/amount of stock acquired	6.	Percentage of issued class	7.	Number of shares/amount of stock disposed 25,715,949	8.	Percentage of issued class 1.042%

9.	Class of security ORDINARY US$0.50		10.		Date of transaction 3 March 2005	11.	Date company informed 7 MARCH 2005
12.	Total holding following this notification 95,465,710			13.	Total percentage holding of issued class following this notification 3.868%

14.	Any additional information ANNOUNCEMENT TRIGGERED BY AFFILIATES DECREASING THEIR INTEREST (SEE SCHEDULE A ANNEXED HERETO)			15.	Name of contact and telephone number for queries INES WATSON +44 (0)20 7802 4176
16.	Name and signature of authorised company official responsible for making this notification INES WATSON, ASSISTANT SECRETARY, BHP BILLITON PLC
Date of notification 8 MARCH 2005

Schedule of holdings in BHP Billiton Plc as of 3 March 2005

BHP Billiton Plc

Schedule A
Number of Percent of
Shares Outstanding
The Capital Group Companies, Inc. ("CG") holdings 95,465,710 3.868%
Holdings by CG Management Companies and Funds:

Capital Guardian Trust Company 22,360,625 0.906%

Capital International Limited 35,593,083 1.442%

Capital International S.A 9,661,786 0.391%

Capital International, Inc. 10,180,264 0.412%

Capital Research and Management Company 17,669,952 0.716%

Schedule of holdings in BHP Billiton Plc as of 3 March 2005

BHP Billiton Plc

Schedule B

Capital Guardian Trust Company

Registered Name                                                                                                        Local Shares
State Street Nominees Limited	3,235,406
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF
Bank of New York Nominees	580,698
Bank of New York 3 Birchin Lane London EC3V 9BY
Northern Trust	96,198
C/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS
Chase Nominees Limited	8,891,594
Woolgate House Coleman Street London EC2P 2HD
BT Globenet Nominees Ltd	199,785
1 Appold Street Broadgate London EC2A 2HE
Midland Bank plc	4,082,672
5 Laurence Poutney Hill London EC4R OE
Bankers Trust	701,175
59 1/2 Southmark Street 2nd Floor London SE1 OHH

Registered Name                                                                                                        Local Shares
Barclays Bank	297,959
Barclays Global Securities Services 8 Angel Court London EC2R 7HT
Citibank London	5,802
11 Old Jewry London EC2R 8D8
Royal Trust	15,300

Nortrust Nominees	2,318,539
155 Bishopsgate London EC2M 3XS
Royal Bank of Scotland	29,805
Regents House, 42 Islington High St London N1 8XL
MSS Nominees Limited	16,310
Midland Bank plc Mariner House, Pepys London EC3N 4DA
State Street Bank & Trust Co	142,138

Registered Name                                                                                                        Local Shares
Citibank	14,500

HSBC Bank plc	12,672
Securities Services, Mariner House Pepys Street London EC3N 4DA
Mellon Bank N.A.	63,600
London Branch London

ROY Nominees Limited	16,296
71N Queen Victoria Street London EC4V 4DE

Mellon Nominees (UK) Limited	918,755
150 Buchanan Street Glasgow G1 2DY
JP Morgan Chase Bank	721,421

Total	22,360,625

Schedule of holdings in BHP Billiton Plc as of 3 March 2005

Capital International Limited

Registered Name                                                                                                        Local Shares
State Street Nominees Limited	892,367
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF
Bank of New York Nominees	9,052,163
Bank of New York 3 Birchin Lane London EC3V 9BY
Northern Trust	2,401,516
C/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS
Chase Nominees Limited	5,314,021
Woolgate House Coleman Street London EC2P 2HD
Midland Bank plc	223,559
5 Laurence Poutney Hill London EC4R OE
Bankers Trust	257,863
59 1 / 2 Southmark Street 2nd Floor London SE1 OHH

Barclays Bank	400,436
Barclays Global Securities Services 8 Angel Court London EC2R 7HT
Citibank London	438,329
11 Old Jewry London EC2R 8D8

Registered Name                                                                                                        Local Shares
Morgan Guaranty	239,032
83 Pall Mall London SW1Y 5ES
Nortrust Nominees	5,236,543
155 Bishopsgate London EC2M 3XS
Royal Bank of Scotland	2,372,369
Regents House, 42 Islington High Street London N1 8XL
MSS Nominees Limited	64,200
Midland Bank plc Mariner House, Pepys London EC3N 4DA
State Street Bank & Trust Co	3,114,668

National Westminster Bank	388,322

Lloyds Bank	120,212
Central Settlement Section Branches Stock Office 34 Threadneedle Street
Citibank NA	131,294
Toronto

Registered Name                                                                                                        Local Shares
Deutsche Bank AG	1,250,679
23 Great Winchester Street London EC2P 2AX
State Street Australia Limited	27,300
Australia
HSBC Bank plc	992,117
Securities Services, Mariner House Pepys Street London EC3N 4DA
Mellon Bank N.A.	560,839
London Branch London
Northern Trust AVFC	388,632
South Africa
KAS UK	148,600
Kass Associate P.O. Box 178 1000 AD Amsterdam
Mellon Nominees (UK) Limited	515,769
150 Buchanan Street Glasgow G1 2DY
Bank One London	357,973

Registered Name                                                                                                        Local Shares
Clydesdale Bank plc	352,980

JP Morgan Chase Bank	351,300

Total	35,593,083

Schedule of holdings in BHP Billiton Plc as of 3 March 2005

Capital International S.A.

Registered Name                                                                                                        Local Shares
State Street Nominees Limited	27,865
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF
Bank of New York Nominees	59,500
Bank of New York 3 Birchin Lane London EC3V 9BY

Chase Nominees Limited	1,863,877
Woolgate House Coleman Street London EC2P 2HD
Credit Suisse London Branch	102,755
24 Bishopsgate London EC2N 4BQ
Midland Bank plc	1,169,511
5 Laurence Poutney Hill EC4R OE
Barclays Bank	460,747
Barclays Global Securities Services 8 Angel Court London EC2R 7HT
Pictet & Cie, Geneva	49,200

Registered Name                                                                                                        Local Shares
Citibank London	65,324
11 Old Jewry London EC2R 8D8
Brown Bros	111,946
One Mellon Bank Center Pittsburgh, PA 15258
Nortrust Nominees	41,386
155 Bishopsgate London EC2M 3XS
Morgan Stanley	61,605

Royal Bank of Scotland	122,726
Regents House, 42 Islington High Street London N1 8XL
J.P. Morgan	4,629,396

National Westminster Bank	90,100

Lloyds Bank	14,200
Central Settlement Section Branches Stock Office 34 Threadneedle Street

Registered Name                                                                                                        Local Shares
RBSTB Nominees Ltd	144,200
67 Lombard Street London EC3 3DL UK
Citibank NA	38,633
Toronto
Deutsche Bank AG	328,609
23 Great Winchester Street London EC2P 2AX
HSBC Bank plc	280,206
Securities Services, Mariner House Pepys Street London EC3N 4DA
Total	9,661,786

Schedule of holdings in BHP Billiton Plc as of 3 March 2005

Capital International, Inc.

Registered Name                                                                                                        Local Shares
State Street Nominees Limited	3,704,901
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF
Bank of New York Nominees	829,799
Bank of New York 3 Birchin Lane London EC3V 9BY
Northern Trust	49,889
C/o NorTrust Nominees Limited 155 Bishopsgate London EC2M 3XS
Chase Nominees Limited	2,756,010
Woolgate House Coleman Street London EC2P 2HD
Midland Bank plc	282,614
5 Laurence Poutney Hill London EC4R OE
Bankers Trust	22,991
59 1/2 Southmark Street 2nd Floor London SE1 OHH
Citibank London	60,200
11 Old Jewry London EC2R 8D8

Registered Name                                                                                                        Local Shares
Brown Bros	277,602
One Mellon Bank Center Pittsburgh, PA 15258
Nortrust Nominees	361,450
155 Bishopsgate London EC2M 3XS
Royal Bank of Scotland	217,469
Regents House, 42 Islington High Street London N1 8XL
State Street Bank & Trust Co.	406,653

Sumitomo Trust & Banking	80,600
Fiduciary & Securities Business Dept. 1-5 Nihonbashi - Honcho 4-chome Cho-ku, Tokyo 103
Citibank	32,147

RBSTB Nominees Ltd	37,295
67 Lombard Street London EC3 3DL UK
Citibank NA	413,644
Toronto

Registered Name                                                                                                        Local Shares
HSBC Bank plc	155,700
Securities Services, Mariner House Pepys Street London EC3N 4DA
JP Morgan Chase Bank	491,300

Total	10,180,264

Schedule of holdings in BHP Billiton Plc as of 3 March 2005

Capital Research and Management Company

Registered Name                                                                                                        Local Shares
State Street Nominees Limited	1,500,000
Canary Wharf 27th Floor, 1 Canada Square London E14 5AF
Chase Nominees Limited	16,169,952
Woolgate House Coleman Street London EC2P 2HD
Total	17,669,952

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
_____________________

Karen Wood
Title: Company Secretary
Date: 8 March 2005